

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4631

December 23, 2009

By U.S. Mail

Charles Shaver
President and Chief Executive Officer
Texas Petrochemicals Inc.
5151 San Felipe, Suite 800
Houston, TX 77056

**Re: Texas Petrochemicals Inc.
Form 10
Filed November 25, 2009
File No. 000-53534**

Dear Mr. Shaver:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cautionary Information Regarding Forward-Looking Statements, page 1

1.   Please delete the word "will" from the list of forward looking terminology, as it does not constitute forward-looking terminology, but rather provides assurances of future performance.

Item 1. Business, page 1

2.   We note that throughout the business section you refer to your status within your industry by using descriptions like "a leading producer," "second largest merchant producer" and

"largest producer." Please revise your disclosure as necessary to describe the measure or measures underlying these statements (e.g., by revenue or by volume).

3.   We note your statements on page 2 concerning the correlations to "varying degrees" between your raw materials costs and product pricing, on the one hand, and market prices for petrochemicals on the other. Please revise your disclosure to explain what you mean by "varying degrees." To the extent it is feasible to do so, you may wish to quantify the degrees of variability or otherwise clarify the nature and extent of the correlations to which you refer.

4.   We note your risk factor disclosure on page 15 concerning the seasonality of your C4 processing business. Please address this seasonality in your business disclosure.

Item 2. Financial Information, page 20

Management's Discussion and Analysis of Financial Condition, page 21

Liquidity and Capital Resources, page 31

5.   In the sources and use of cash subsection on page 31, please expand your description of the material covenants that remain in your revolving credit facility.

6.   With regard to your long-term crude C4 feedstock purchase contracts, please address the following:

- Please expand the discussion of liquidity in MD&A to provide an indication of the scope of your commitments under your long-term crude C4 feedstock purchase contracts. You have not included these commitments in your table of contractual obligations because the quantity is not fixed and not subject to a minimum but is based on a percentage of volume of crude C4 produced by a particular supplier. Consider what disclosure could be given to provide investors with an idea of the possible range or expected magnitude of the commitments under these contracts, as well as your maximum purchase commitment under these contracts.

- Additionally, quantify the impact, in MD&A, for each period presented, where sales prices declined on finished products during a period between purchasing the feedstocks and selling the product from those feedstocks and for instances when contracts are priced based on commodity indices not for the period in which the sale occurs but for a prior or subsequent time period. To the extent price volatility has resulted in the above situations, please revise MD&A to quantify the amount of sales contracts that have been affected, including margins, operations and liquidity and whether or not these pricing differences attributed to the LOCOM charges that were recorded during the period.

- You state on page 11 that your contracts with crude C4 suppliers obligate you to purchase a percentage of the output from a given facility as opposed to a fixed volume. Please expand your critical accounting policy for inventory, to discuss the controls surrounding the purchasing process, Specifically discuss how your suppliers communicate to you how much you will be required to purchase and whether or not they provide you with production schedules or anticipated volume for any particular period. Further disclose whether or not there have been any instances where the amount you actually purchased was significantly different from the volume estimates provided by the supplier and if so, the impact this difference had on inventory valuation, liquidity and cash flows.

Item 6. Executive Compensation, page 46

Compensation Discussion and Analysis, page 46

7.   Please revise your disclosure to discuss and analyze the bonuses paid to Messrs. Batiz and Crockett.

Elements of Compensation for Named Executive Officers, page 48

Base Salary, page 48

8.   Please revise your disclosure to provide more detail about the factors the committee considered in deciding to approve a salary increase for Mr. Batiz. In this regard, we note that Mr. Batiz was the only named executive officer to receive a salary increase.

Item 15. Financial Statements and Exhibits, page 74

9.   We note that you do not appear to have publically filed all of the schedules, exhibits and annexes to Exhibit 4.1 (Term Loan Agreement) and Exhibit 4.2 (Revolving Credit Agreement). Please file complete versions of these agreements, including all of their schedules, exhibits and annexes, with your next amendment.

Consolidated Financial Statements, page F-20

Note K – Commitments and Contingencies, page F-41

10.   You disclose that as a result of a January 2009 order signed with the TCEQ, you are obligated to undertake a five-year, $20 million spending program on projects designed to enhance environmental performance. Tell us and disclose how you plan to meet this obligation, your anticipated timing of spending for this program and the impact if any you expect it to have on operations and liquidity.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information, as well as the amended filing, marked to indicate any changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Melissa Rocha, staff accountant, at (202) 551-3854 or Terence O'Brien, accounting branch chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Dietrich King, staff attorney, at (202) 551-3338 or Andrew Schoeffler, staff attorney, at (202) 551-3748 with any other questions.

                                    Sincerely,

                                      Pamela Long
                                      Assistant Director

cc: M. Breen Haire, Esq. (Via Facsimile 713-229-2748)